UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Deciphera Pharmaceuticals, Inc.

(Name of Subject Company)

Deciphera Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

24344T101

(CUSIP Number of Class of Securities)

Steven L. Hoerter

President & Chief Executive Officer

Deciphera Pharmaceuticals, Inc

200 Smith Street

Waltham, MA 02451

(781) 209-6400

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With Copies to:

Jeffrey M. Held, Esq.

Deciphera Pharmaceuticals, Inc

200 Smith Street

Waltham, MA 02451

(781) 209-6400

and

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

James Ding, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Deciphera Pharmaceuticals, Inc., a Delaware corporation (“Deciphera”), with the Securities and Exchange Commission (the “SEC”) on May 13, 2024, relating to the tender offer by Topaz Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of ONO Pharmaceutical Co., Ltd., a Japanese company (kabushiki kaisha) (“ONO”), to acquire all of the issued and outstanding shares of common stock, par value $0.01 per share, of Deciphera (the “Shares”) at a price per Share of $25.60, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 13, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, each as filed by ONO and Merger Sub with the SEC on May 13, 2024 (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitute the “Offer”).

On May 21, 2024, a complaint was filed by a purported Deciphera stockholder in connection with the proposed Offer and Merger, captioned Zalvin v. Deciphera Pharmaceuticals, Inc., et al., No. 2481CV01338 (Mass. Sup. Ct., Middlesex Cty.) (the “Merger Action”). The Merger Action generally alleges that the Schedule 14D-9 misrepresents and/or omits certain purportedly material information relating to the Merger and seeks, among other relief, an injunction enjoining the Merger unless and until certain additional information is disclosed to Deciphera stockholders, costs of the action, including plaintiffs’ attorneys’ fees and experts’ fees, and other relief the court may deem just and proper. The Merger Action asserts claims for negligence and negligent misrepresentation against the Board of Directors of Deciphera, Deciphera, and ONO.

Deciphera believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that the Merger Action may delay or otherwise adversely affect the Merger and to minimize the expense of defending the Merger Action, Deciphera wishes to make voluntarily certain supplemental disclosures related to the proposed Merger, all of which are set forth below and should be read in conjunction with the Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 4. The Solicitation or Recommendation

Item 4 of the Schedule 14D-9 is hereby amended and supplemented as follows:

1. The disclosure under the heading “Background of the Offer and the Merger” is hereby amended and supplemented by replacing the first full paragraph on page 17 of the Schedule 14D-9 in its entirety with the following:

“Deciphera’s senior management and the Deciphera Board regularly review Deciphera’s performance and prospects in light of its business and developments in the biopharmaceutical industry and potential strategic opportunities to enhance shareholder value. As part of this process, from time to time, Deciphera senior management has engaged in business development and/or strategic partnering discussions with participants in the biopharmaceutical industry, including ONO, and has reported regularly to the Deciphera Board on potential partnering and collaboration opportunities. For instance, in June 2022 and as part of its on-going business development activities, Deciphera entered into a confidentiality agreement with ONO to facilitate discussions regarding a potential business or collaborative relationship relating to Deciphera’s ULK kinase inhibitor project (also known as DCC-3116), which discussions were paused in January 2023 pending the receipt of additional clinical data. The discussions between Deciphera and ONO regarding ~~a~~ other potential partnering relationships continued into 2023, with the confidentiality agreement being amended on May 10, 2023 to facilitate such further discussions with respect to QINLOCK for Japan and South Korea. This confidentiality agreement with ONO did not include a standstill provision. Deciphera did not enter into any other agreement or arrangement with ONO as a result of these discussions.”

2. The disclosure under the heading “Background of the Offer and the Merger” is hereby amended and supplemented by replacing the fifth full paragraph on page 17 of the Schedule 14D-9 in its entirety with the following:

“On January 8, 2024, while in attendance at the J.P. Morgan Annual Healthcare Conference in San Francisco, California (the “J.P. Morgan Conference”), representatives of Deciphera, including Steven L. Hoerter, President and Chief Executive Officer, Thomas P. Kelly, Executive Vice President and Chief Financial Officer, and Kelley Dealhoy, Senior Vice President and Chief Business Officer, met with representatives of ONO, including Toichi Takino, then Executive Director, Discovery and Research and currently President and Chief Operating Officer, and Masayuki Tanigawa, Executive Director, Corporate Development & Strategy, to further discuss a potential partnering relationship with respect to vimseltinib in Japan. Neither party made any proposals during this meeting or otherwise discussed the specific terms of a potential partnering arrangement, nor did the representatives of ONO express interest in a potential acquisition of Deciphera at this meeting.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 3, 2024

DECIPHERA PHARMACEUTICALS, INC.

By:	/s/ Steven L. Hoerter
Name: Steven L. Hoerter
Title: President and Chief Executive Officer